Exhibit 99.1

Cazoo Group Ltd
41 Chalton Street, London
NW1 1JD
United Kingdom

January 20, 2023

Dear Shareholder:

You are cordially invited to attend an Extraordinary General Meeting of Shareholders of Cazoo Group Ltd (“we,” “us,” “our,” or the “Company”) which will be held at 2:00 P.M. GMT on Tuesday, February 7, 2023 at 41-43 Chalton St, London NW1 1JD and via live webcast at www.virtualshareholdermeeting.com/CZOO2023SM. You will be able to attend the Extraordinary General Meeting, submit questions and vote during the meeting via live webcast by visiting www.virtualshareholdermeeting.com/CZOO2023SM and inputting your unique, 16-digit control number included in your proxy materials.

At the Extraordinary General meeting, you will be asked to consider and approve, as an ordinary resolution, that every 20 shares with a par value of US$0.0001 each in the Company’s issued and unissued share capital be consolidated into one (1) share (each, a “Consolidated Share”) with a par value of US$0.002 (the “Reverse Stock Split”) (a share consolidation under the laws of the Cayman Islands), so that immediately following the Reverse Stock Split, the authorized share capital of the Company shall be US$325,500 divided into 110,000,000 Class A ordinary shares of a par value of US$0.002 each, 2,500,000 Class B ordinary shares of a par value of US$0.002 each, 50,000,000 Class C ordinary shares of a par value of US$0.002 each and 250,000 preference shares of a par value of US$0.002 each, effective upon further approval by the board of directors of the Company (the “Board”) to implement the Reverse Stock Split at its discretion (the “Reverse Stock Split Proposal”).

Implementation of the Reverse Stock Split would decrease the number of authorized shares of the Company by a factor of 20, thereby reducing the number of shares available for future issuance. At the Extraordinary General meeting, you will also be asked to consider and approve, as an ordinary resolution that, immediately following the Reverse Stock Split becoming effective, the authorized share capital of the Company be increased:

a.      FROM:    US$325,500 divided into 110,000,000 Class A ordinary shares of a par value of US$0.002 each, 2,500,000 Class B ordinary shares of a par value of US$0.002 each, 50,000,000 Class C ordinary shares of a par value of US$0.002 each and 250,000 preference shares of a par value of US$0.002 each,

b.      TO:    US$435,500 divided into 165,000,000 Class A ordinary shares of a par value of US$0.002 each, 2,500,000 Class B ordinary shares of a par value of US$0.002 each, 50,000,000 Class C ordinary shares of a par value of US$0.002 each and 250,000 preference shares of a par value of US$0.002 each (the “Share Increase”), effective upon further approval by the Board to implement the Share Increase at its discretion (the “Share Increase Proposal”). Shareholder approval of the Share Increase Proposal is conditioned upon shareholder approval and implementation of the Reverse Stock Split Proposal. In other words, if the Company’s shareholders do not approve the Reverse Stock Split Proposal, the Share Increase Proposal will not be approved.

The formal notice of the Extraordinary General Meeting and the Proxy Statement has been made a part of this invitation.

Whether or not you plan to attend the Extraordinary General Meeting, it is important that your shares be represented and voted at the Extraordinary General Meeting. After reading the Proxy Statement, please promptly vote. Your shares cannot be voted unless you vote by Internet, telephone or mail, vote as instructed by your broker, or vote your shares at the Extraordinary General Meeting.

We look forward to seeing you at the meeting.

Sincerely,

Alex Chesterman OBE

Chair of the Board and Chief Executive Officer

Cazoo Group Ltd
41 Chalton Street, London
NW1 1JD
United Kingdom

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON TUESDAY, FEBRUARY 7, 2023

To Our Shareholders:

Cazoo Group Ltd (“we,” “us,” “our,” or the “Company”) will hold an Extraordinary General Meeting of Shareholders at 2:00 P.M. GMT on Tuesday, February 7, 2023 at 41-43 Chalton St, London NW1 1JD and via live webcast at www.virtualshareholdermeeting.com/CZOO2023SM. You will be able to attend the Extraordinary General Meeting, submit questions and vote during the meeting via live webcast by visiting www.virtualshareholdermeeting.com/CZOO2023SM and inputting your unique, 16-digit control number included in your proxy materials.

We are holding this Extraordinary General Meeting to:

•        Approve, as an ordinary resolution, that every 20 shares with a par value of US$0.0001 each in the Company’s issued and unissued share capital be consolidated into one (1) share (each, a “Consolidated Share”) with a par value of US$0.002 (the “Reverse Stock Split”), so that immediately following the Reverse Stock Split, the authorized share capital of the Company shall be US$325,500 divided into 110,000,000 Class A ordinary shares of a par value of US$0.002 each, 2,500,000 Class B ordinary shares of a par value of US$0.002 each, 50,000,000 Class C ordinary shares of a par value of US$0.002 each and 250,000 preference shares of a par value of US$0.002 each, effective upon further approval by the board of directors of the Company (the “Board”) to implement the Reverse Stock Split at its discretion (the “Reverse Stock Split Proposal”); and

•        Approve, as an ordinary resolution that, immediately following the Reverse Stock Split becoming effective, the authorized share capital of the Company be increased:

a.      FROM:    US$325,500 divided into 110,000,000 Class A ordinary shares of a par value of US$0.002 each, 2,500,000 Class B ordinary shares of a par value of US$0.002 each, 50,000,000 Class C ordinary shares of a par value of US$0.002 each and 250,000 preference shares of a par value of US$0.002 each,

b.      TO:    US$435,500 divided into 165,000,000 Class A ordinary shares of a par value of US$0.002 each, 2,500,000 Class B ordinary shares of a par value of US$0.002 each, 50,000,000 Class C ordinary shares of a par value of US$0.002 each and 250,000 preference shares of a par value of US$0.002 each (the “Share Increase”), effective upon approval by the Board to implement the Share Increase at its discretion (the “Share Increase Proposal”).

Shareholder approval of the Share Increase Proposal is conditioned upon shareholder approval and implementation of the Reverse Stock Split Proposal. In other words, if the Company’s shareholders do not approve the Reverse Stock Split Proposal, the Share Increase Proposal will not be approved.

These items of business are described in the Proxy Statement that follows this notice. Shareholders of record at the close of business on January 17, 2023 (the “Record Date”) are entitled to notice of and to vote at the Extraordinary General Meeting and any adjournments or postponements of the Extraordinary General Meeting. The Extraordinary General Meeting may transact such other business as may properly come before the meeting and any and all postponements or adjournments thereof.

Your vote is important. Voting your shares will ensure the presence of a quorum at the Extraordinary General. Please promptly vote your shares by following the instructions for voting by completing, signing, dating and returning your proxy card or by Internet or telephone as described on your proxy card. A proxy card sent by mail must be received no later than February 6, 2023.

By Order of the Board of Directors,

Alex Chesterman OBE

Chair of the Board and Chief Executive Officer

This Notice of Extraordinary General Meeting of Shareholders and Proxy Statement are first being mailed to shareholders on or about January 23, 2023.

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Cazoo Group Ltd
41 Chalton Street, London
NW1 1JD
United Kingdom

PROXY STATEMENT
FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Information Concerning Voting and Solicitation

This Proxy Statement is being furnished to you in connection with the solicitation by the board of directors (the “Board”) of Cazoo Group Ltd, an exempted company incorporated under the laws of the Cayman Islands (“we,” “us,” “our,” or the “Company”), of proxies in the accompanying form to be used at the Extraordinary General Meeting of Shareholders of the Company to be held on Tuesday, February 7, 2023 at 2:00 P.M. GMT at 41-43 Chalton St, London NW1 1JD and via live webcast at www.virtualshareholdermeeting.com/CZOO2023SM (the “Extraordinary General Meeting”).

This Proxy Statement is first being mailed to shareholders on or about January 23, 2023.

IMPORTANT

Please promptly vote by Internet, telephone or mail, or by following the instructions provided by your broker, bank or nominee, so that your shares can be represented at the Extraordinary General Meeting.

You may vote in one of the following ways:

Internet	Telephone	Mail	At the Extraordinary General Meeting
Shareholders can vote over the Internet at www.proxyvote.com by following the instructions on the proxy card	Shareholders can vote by telephone by calling 1-800-690-6903 and following the instructions on the proxy card	Shareholders can vote by mail by signing, dating and mailing the proxy card

Shareholders can vote their shares during the Extraordinary General Meeting either in person or via the Internet by following the instructions at www. virtualshareholdermeeting.
com/CZOO2023SM. Shareholders will need the 16-digit control number provided on their proxy card or the instructions that accompanied their proxy materials.

Questions and Answers About
the Proxy Materials and the Extraordinary General Meeting

When and where will the Extraordinary General Meeting be held?

The Extraordinary General Meeting will be held at 2:00 P.M. GMT on February 7, 2023 at 41-43 Chalton St, London NW1 1JD and via live webcast at www.virtualshareholdermeeting.com/CZOO2023SM. You will be able to attend the Extraordinary General Meeting, submit questions and vote during the meeting via live webcast by visiting www.virtualshareholdermeeting.com/CZOO2023SM. We believe that making available the option to attend the meeting virtually will expand shareholder access and participation.

Why am I receiving these materials?

Our Board is soliciting your proxy to vote at the Extraordinary General Meeting, including at any adjournments or postponements of the meeting. You are invited to attend the Extraordinary General Meeting in person or via live webcast to vote on the proposals described in this Proxy Statement. However, you do not need to attend the meeting to vote your shares. Instead, you may follow the instructions below to submit your proxy by Internet, telephone or mail. Shareholders are encouraged to vote and submit proxies in advance of the Extraordinary General Meeting by Internet, telephone or mail as early as possible to avoid processing delays.

Will there be any other items of business on the agenda?

As of the date of this Proxy Statement, we did not know of any matters to be properly presented at the Extraordinary General Meeting other than those referred to in this Proxy Statement. If other matters are properly presented at the meeting or any adjournment or postponement thereof for consideration, and you are a shareholder of record and have submitted a proxy card, the persons named in your proxy card will have the discretion to vote on those matters for you.

Who is entitled to vote at the Extraordinary General Meeting?

Shareholders of record holding Class A ordinary shares, par value $0.0001 per share of the Company (“Class A ordinary shares”) as of the close of business on January 17, 2023 (the “Record Date”), are entitled to receive notice of, attend, and vote at the Extraordinary General Meeting and any postponement or adjournment thereof.

At the close of business on the Record Date, there were 768,917,189 of our Class A ordinary shares issued and outstanding and entitled to vote. On the basis that voting at the Extraordinary General Meeting will be conducted by way of a poll, each Class A ordinary share issued and outstanding as of the close of business on the Record Date is entitled to one (1) vote on each resolution at the Extraordinary General Meeting. You will need to obtain your own Internet access if you choose to attend the Extraordinary General Meeting online and/or vote over the Internet. Copies of the proxy materials will be posted to the Company’s website.

What is the difference between being a “record holder” and holding shares in “street name”?

A record holder (also called a “registered holder”) holds shares in his or her name. Shares held in “street name” means that shares are held in the name of a bank, broker or other nominee on the holder’s behalf.

How do I vote my shares and what are the voting deadlines?

If you are a shareholder of record, there are four ways to vote:

1       by Internet — You can vote over the Internet at www.proxyvote.com by following the instructions on the proxy card;

2.      by Telephone — You can vote by telephone by calling 1-800-690-6903 and following the instructions on the proxy card;

3.      by Mail — You can vote by mail by signing, dating and mailing the proxy card; or

4.      at the Extraordinary General Meeting — Shareholders can vote their shares during the Extraordinary General Meeting either in person or via the Internet by following the instructions at www.virtualshareholdermeeting.com/CZOO2023SM. Shareholders will need the 16-digit control number provided on their proxy card or the instructions that accompanied their proxy materials.

Telephone and Internet voting facilities for shareholders of record will be available 24 hours a day and will close at 11:59 P.M. ET on February 6, 2023. A proxy card sent by mail must be received no later than February 6, 2023. Even if you plan to attend the Extraordinary General Meeting, we encourage you to vote your shares by proxy. You may still vote your shares at the meeting even if you have previously voted by proxy.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions on how to vote from the bank, broker or holder of record. You must follow the instructions of such bank, broker or holder of record in order for your shares to be voted.

Can I revoke or change my vote after I submit my proxy?

Yes. Whether you have voted by Internet, telephone or mail, if you are a shareholder of record, you may change your vote and revoke your proxy by:

1.      sending a written statement to that effect to the attention of our Company Secretary at our corporate offices, provided such statement is received no later than February 6, 2023;

2.      voting again by Internet or telephone at a later time before the closing of those voting facilities at 11:59 P.M. ET on February 6, 2023;

3.      submitting a properly signed proxy card with a later date that is received no later than February 6, 2023; or

4.      attending the Extraordinary General Meeting, revoking your proxy and voting again.

If you hold shares in street name, you may submit new voting instructions by contacting your bank, broker or other nominee. You may also change your vote or revoke your proxy in person at the Extraordinary General Meeting if you obtain a signed proxy from the record holder (broker, bank or other nominee) giving you the right to vote the shares.

Your most recent proxy card or telephone or Internet proxy is the one that is counted. Your attendance at the Extraordinary General Meeting by itself will not revoke your proxy unless you give written notice of revocation to the Company before your proxy is voted or you vote in person at the Extraordinary General Meeting.

How are votes counted?

Under the laws of the Cayman Islands and our amended and restated articles of association, the affirmative vote of a simple majority of the ordinary shares cast is necessary for approval of each of the Reverse Stock Split Proposal and the Share Increase Proposal (each, a “Proposal”). Assuming a quorum is present (as discussed below), abstentions will have no effect on the outcome of the vote for either of the Proposals under Cayman Islands law.

If you provide specific instructions, your shares will be voted as you instruct. If you sign your proxy card or voting instruction form with no further instructions, your shares will be voted in accordance with the recommendations of our Board (i.e., “FOR” each Proposal).

If you hold shares beneficially in street name and do not provide your broker or nominee with voting instructions, your shares may constitute “broker non-votes.” Generally, broker non-votes occur on a matter when a broker or nominee does not have discretionary voting authority to vote on that matter without instructions from the beneficial owner and instructions are not given. Discretionary items are proposals considered “routine” under the rules of the New York Stock Exchange. For such proposals considered “routine,” the broker or nominee may exercise discretion and vote your shares, despite your lack of instruction. In tabulating the voting result, shares that constitute broker non-votes are not considered votes cast. We anticipate that the Reverse Stock Split Proposal will be considered “routine”, and therefore, broker non-votes are not expected to exist with respect to this proposal. The Share Increase Proposal is considered a “non-routine” item for which brokers and nominees do not have discretionary voting power and, therefore, broker non-votes may exist with respect to the Share Increase Proposal. Assuming a quorum is present, broker non-votes will not affect the outcome of the Share Increase Proposal.

What vote is required to approve the Proposals? How does the Board recommend that I vote and what is the voting requirement for each Proposal?

The affirmative “FOR” vote from a majority of the votes cast at the Extraordinary General Meeting will be required to approve each of the Proposals. The table below describes the vote required to approve each Proposal to be considered at the Extraordinary General Meeting:

Proposal	Board Recommendation	Vote Required	Effect of Abstentions	Broker Discretionary Voting Allowed?
Reverse Stock Split Proposal	FOR	The affirmative “FOR” vote from a majority of the votes cast at the Extraordinary General Meeting.	No effect Not considered votes cast on this proposal	Yes. We anticipate that brokers without voting instructions will have discretionary authority to vote.
Share Increase Proposal	FOR	The affirmative “FOR” vote from a majority of the votes cast at the Extraordinary General Meeting.	No effect Not considered votes cast on this proposal	No Brokers without voting instructions will not be able to vote on this proposal

Is shareholder approval of any Proposal conditioned on shareholder approval of any other Proposal?

Yes. The shareholder approval of the Share Increase Proposal is conditioned upon shareholder approval and implementation of the Reverse Stock Split Proposal.

How many shareholders must be present to hold the Extraordinary General Meeting?

A quorum must be present at the Extraordinary General Meeting in order for any business to be transacted. One or more shareholders, present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy, and entitled to vote, holding in aggregate not less than one-third (1/3) of the voting power of Class A ordinary shares in issue carrying a right to vote at such general meeting of the Company constitutes a quorum. If you sign and return your paper proxy card or authorize a proxy to vote, your shares will be counted to determine whether we have a quorum even if you abstain or fail to vote as indicated in the proxy materials.

What if a quorum is not present at the Extraordinary General Meeting?

If a quorum is not present or represented at the scheduled time of the Extraordinary General Meeting, (i) the chairperson of the Extraordinary General Meeting or (ii) a majority in voting power of the shareholders entitled to vote at the Extraordinary General Meeting, present, may adjourn the Extraordinary General Meeting until a quorum is present or represented.

Who will count the votes?

Representatives of Broadridge Investor Communications Services (“Broadridge”) will tabulate the votes, and representatives of Broadridge will act as inspectors of election.

Where can I find the voting results of the Extraordinary General Meeting?

The voting results will be published following the Extraordinary General Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

What is “householding” and how does it affect me?

We have adopted a process for mailing our proxy materials called “householding” which has been approved by the SEC. Householding means that shareholders who share the same last name and address will receive only one copy of our proxy materials unless we receive contrary instructions from any shareholder at that address.

If you prefer to receive multiple copies of our proxy materials at the same address, we will promptly provide additional copies upon request. If you are a shareholder of record, you may contact us by writing to ShareholderMeeting@Cazoo.co.uk. Eligible shareholders of record receiving multiple copies of our proxy materials can request householding by contacting us in the same manner. We have undertaken householding to reduce printing costs and postage fees, and we encourage you to participate.

If you are a beneficial owner, you may request additional copies of our proxy materials or you may request householding by notifying your broker, bank or other nominee.

How are proxies solicited?

Our employees, officers and directors may solicit proxies. We will pay the cost of printing and mailing proxy materials, and will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy material to the owners of our Class A ordinary shares. We have engaged Morrow Sodali to assist in the solicitation of proxies and provide related advice and informational support.

How can I attend the Extraordinary General Meeting?

Shareholders of record of our Class A ordinary shares as of the close of business on the Record Date are entitled to participate in the Extraordinary General Meeting by attending in person or via live webcast at www.virtualshareholdermeeting.com/CZOO2023SM. You will be able to attend the Extraordinary General Meeting, submit questions and vote during the meeting via live webcast by visiting www.virtualshareholdermeeting.com/CZOO2023SM and inputting your unique, 16-digit control number included on your proxy card.

Instructions on how to attend and participate via the Internet, including how to demonstrate proof of share ownership, will be posted at www.virtualshareholdermeeting.com/CZOO2023SM. Assistance with questions regarding how to attend and participate via the Internet will be provided at www.virtualshareholdermeeting.com/CZOO2023SM on the day of the Extraordinary General Meeting.

To attend and participate in the Extraordinary General Meeting virtually, you will need the 16-digit control number included on your proxy card or in the instructions that accompanied your proxy materials. If your shares are held in “street name,” you should contact your bank or broker to obtain your 16-digit control number or otherwise vote through the bank or broker. If you lose your 16-digit control number, you may join the Extraordinary General Meeting as a “Guest”, but you will not be able to vote or ask questions. The meeting webcast will begin promptly at 2:00 p.m. GMT. We encourage you to access the meeting prior to the start time. Online check-in will begin at 1:45: p.m. GMT, and you should allow ample time for the check-in procedures.

If you plan to attend the Extraordinary General Meeting in person, you should RSVP by emailing ShareholderMeeting@Cazoo.co.uk, no later than 11:59 p.m. GMT, on February 6, 2023 to have your name placed on the attendance list. In order to be admitted into the Extraordinary General Meeting you must present government-issued photo identification (such as a driver’s license) so that it can be determined by reference to the register of members of the Company that you are entitled to attend and vote at the Extraordinary General Meeting.

What if I have technical difficulties accessing or participating in the Extraordinary General Meeting website?

We will have technicians ready to assist you with technical difficulties you may have accessing the meeting website. Please refer to the technical support telephone number provided on the meeting website login page.

Will I be able to ask questions at the Extraordinary General Meeting?

As part of the Extraordinary General Meeting, we will hold a live Q&A session, during which we intend to answer appropriate questions submitted during the meeting and that relate to the matters to be voted on.

REVERSE STOCK SPLIT PROPOSAL

The Company proposes, as an ordinary resolution, that every 20 shares with a par value of US$0.0001 each in the Company’s issued and unissued share capital be consolidated into one (1) share (each, a “Consolidated Share”) with a par value of US$0.002 (the “Reverse Stock Split”), so that immediately following the Reverse Stock Split, the authorized share capital of the Company shall be US$325,500 divided into 110,000,000 Class A ordinary shares of a par value of US$0.002 each, 2,500,000 Class B ordinary shares of a par value of US$0.002 each, 50,000,000 Class C ordinary shares of a par value of US$0.002 each and 250,000 preference shares of a par value of US$0.002 each, effective upon further approval by the board of directors of the Company (the “Board”) to implement the Reverse Stock Split at its discretion (the “Reverse Stock Split Proposal”).

If shareholders approve the Reverse Stock Split Proposal, the Reverse Stock Split is subject to further approval by the Board and will only be effected, if at all, upon a determination by the Board, that the Reverse Stock Split is in the Company’s and the shareholders’ best interests at that time. In connection with any determination to effect the Reverse Stock Split, the Board will set the time for the Reverse Stock Split by approving resolutions and filing a notice with the Registrar of Companies in the Cayman Islands informing of the Reverse Stock Split and the resulting change in the number of authorized shares (such date, the “Effective Time”). The Board may not proceed with the Reverse Stock Split if it determines, in its sole discretion, that implementing the Reverse Stock Split is not in the best interests of the Company and its shareholders.

Purpose

The purpose for seeking approval to effect the Reverse Stock Split is to increase the market price of our Class A ordinary shares. The Company believes that effecting the Reverse Stock Split will help achieve compliance with the minimum 30 consecutive day average closing price of US$1.00 per share that is a requirement to maintain the listing on the New York Stock Exchange. On July 15, 2022, the Company received written notification from the New York Stock Exchange indicating that the Company was not in compliance with the continued listing requirement in Section 802.01C of the New York Stock Exchange’s Listed Company Manual because the average closing price of the Company’s Class A ordinary shares fell below US$1.00 over a consecutive 30 trading day period. We cannot assure you that, following the Reverse Stock Split, we will be able to maintain the required minimum average closing price required for continued listing on the New York Stock Exchange. Also, we cannot assure you that an active and liquid public market for our Class A ordinary shares will exist. Further, notwithstanding the minimum average closing price requirement, the listing of our Class A ordinary shares on the New York Stock Exchange may be halted or discontinued if we are unable to maintain compliance with other New York Stock Exchange listing requirements or for various other reasons.

The Board intends to effect the Reverse Stock Split only if it believes that a decrease in the number of Class A ordinary shares outstanding is likely to improve the trading price for the Company’s Class A ordinary shares, and if needed in order maintain compliance with the rules of the New York Stock Exchange and only if the implementation of the Reverse Stock Split is determined by the Board to be in the best interests of the Company and its shareholders. There can be no assurance that the Reverse Stock Split, if and when implemented, will achieve any of the desired results. There also can be no assurance that the Company will be successful in maintaining compliance with the New York Stock Exchange continued listing requirements or that the price per share of the Company’s Class A ordinary shares immediately after the Reverse Stock Split, if implemented, will increase proportionately with the 1 for 20 ratio in the Reverse Stock Split, or that any increase will be sustained for any period of time.

Fractional Shares

Shareholders would not receive fractional shares in connection with the Reverse Stock Split. Instead, the Company’s transfer agent would aggregate all fractional shares and sell them as soon as practicable after the Effective Time at the then-prevailing prices on the open market, on behalf of those shareholders who would otherwise be entitled to receive a fractional share as a result of the Reverse Stock Split. We expect that the transfer agent would conduct the sale in an orderly fashion at a reasonable pace and that it may take several days to sell all of the aggregated fractional shares. After the transfer agent’s completion of such sale, shareholders who would have been entitled to a fractional share would instead receive a cash payment from the transfer agent in an amount equal to their respective pro rata shares of the total proceeds of that sale net of any brokerage costs incurred by the transfer agent to sell such shares.

Shareholders would not be entitled to receive interest for the period of time between the Effective Time and the date payment is made for their fractional share interest. You should also be aware that, under the escheat laws of certain jurisdictions, sums due for fractional interests that are not timely claimed after the funds are made available may be required to be paid to the designated agent for each such jurisdiction. Thereafter, shareholders otherwise entitled to receive such funds may have to obtain the funds directly from the state to which they were paid.

If you believe that you may not hold sufficient Class A ordinary shares at the Effective Time to receive at least one Consolidated Share in the Reverse Stock Split and you want to hold Consolidated Shares after the Reverse Stock Split, you may do so by either:

•        purchasing a sufficient number of Class A ordinary shares; or

•        if you have Class A ordinary shares in more than one account, consolidating your accounts;

in each case, so that you hold a number of Class A ordinary shares in your account prior to the Reverse Stock Split that would entitle you to receive at least one Consolidated Share in the Reverse Stock Split. Class A ordinary shares held in registered form and in “street name” (that is, through a broker, bank or other holder of record) for the same shareholder will be considered held in separate accounts and will not be aggregated when effecting the Reverse Stock Split.

Effect on Holders of Outstanding Class A Ordinary Shares

Based on the ratio for the Reverse Stock Split determined by our Board, 20 existing Class A ordinary shares will be combined into one Consolidated Share. Assuming the Reverse Stock Split was implemented on the Record Date, the number of outstanding Consolidated Shares after giving effect to the Reverse Stock Split (without giving effect to the treatment of fractional shares) would have been approximately 38,445,859.

The Reverse Stock Split will affect all holders of our Class A ordinary shares uniformly and will not affect any shareholder’s percentage ownership interest in the Company, except that as described above in “— Fractional Shares.”

After the Effective Time, our Class A ordinary shares will have a new Committee on Uniform Securities Identification Procedures (CUSIP) number, which is a number used to identify our equity securities. After the Reverse Stock Split, we will continue to be subject to the periodic reporting and other requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Effect on Outstanding Equity Awards, Convertible Notes, Warrants, and Incentive Equity Plan

If the Reverse Stock Split is approved by our shareholders and our Board decides to implement the Reverse Stock Split, as of the Effective Time, proportionate adjustments will be made to (i) the number of Class A ordinary shares subject to all then-outstanding equity awards and warrants, such that fewer shares would underly such awards and warrants, as well as to the per share exercise price of certain outstanding equity awards and of the warrants, (ii) the number of Class A ordinary shares issuable upon conversion of our convertible notes, such that fewer shares would be issuable upon conversion of our convertible notes, and (iii) the number of Class A ordinary shares available for issuance under our Incentive Equity Plan, such that fewer shares will be reserved under such plan.

Illustration

The following table contains approximate information relating to our Class A ordinary shares if the Reverse Stock Split is implemented, based on share information as of the close of business on January 12, 2023.

	Pre-Reverse Stock Split	Post-Reverse Stock Split
Authorized Class A ordinary shares, issued	768,904,274	38,445,213
Authorized Class A ordinary shares, unissued(1)	1,431,095,726	71,554,787
Class A ordinary shares reserved for future issuance pursuant to employee benefit plans	30,526,304	1,526,315
Class A ordinary shares reserved for future issuance pursuant to outstanding equity based awards	43,322,096	2,166,104
Number of Class A ordinary shares issuable upon exercise of outstanding warrants	41,254,566	2,062,728
Maximum number of Class A ordinary shares issuable upon conversion of convertible notes	147,540,984	7,377,049
Authorized Class A ordinary shares, unissued and unreserved	1,168,451,776	58,422,591

____________

(1)      Does not give effect to the Share Increase.

Accounting Consequences

The Reverse Stock Split will not have an effect on the stated capital attributable to shares on our balance sheet because the par value of each of the shares will be increased by the same ratio as the ratio contemplated by the Reverse Stock Split. We expect that reported net income or loss per Class A ordinary share will be higher because there will be fewer Class A ordinary shares.

Material U.S. Federal Income Tax Considerations

The following discussion is a general summary based on present law of the material U.S. federal income tax consequences of the Reverse Stock Split relevant to U.S. Holders (as defined below) of our Class A ordinary shares. This discussion is not a complete description of all tax considerations that may be relevant to a U.S. Holder of Class A ordinary shares; it is not a substitute for tax advice. It applies only to U.S. Holders that hold Class A ordinary shares as capital assets and use the U.S. dollar as their functional currency. In addition, it does not describe all of the U.S. federal income tax considerations that may be relevant to a U.S. Holder in light of a U.S. Holder’s particular circumstances, including U.S. Holders subject to special rules, such as banks or other financial institutions, insurance companies, tax-exempt entities, dealers, traders in securities that elect to mark-to-market, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities (including S-corporations), certain former U.S. citizens and lawful permanent residents of the United States, persons liable for the alternative minimum tax, persons that directly, indirectly or constructively, own 5% or more of the total combined voting power of the Company’s stock or of the total value of the Company’s equity interests, investors that will hold Class A ordinary shares in connection with a permanent establishment or fixed base outside the United States, or investors that will hold securities as part of a hedge, straddle, conversion, constructive sale or other integrated financial transaction. This summary also does not address U.S. federal taxes other than the income tax (such as Medicare contribution tax on net investment income, the alternative minimum tax, or estate or gift taxes) or U.S. state and local, or non-U.S. tax laws or considerations. In addition, this summary does not address the tax consequences of transactions effectuated before, after or at the same time as the Reverse Stock Split, whether or not they are in connection with the Reverse Stock Split. U.S. Holders are urged to consult their own tax advisors to determine the particular consequences to them.

As used in this section, “U.S. Holder” means a beneficial owner of Class A ordinary shares that is, for U.S. federal income tax purposes: (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust subject to the control of one or more U.S. persons and the primary supervision of a U.S. court; or (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source.

The U.S. federal income tax treatment of a partner in a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that holds Class A ordinary shares generally will depend on the status of the partner and the activities of the partnership. Holders of Class A ordinary shares that are entities or arrangements treated as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the specific U.S. federal income tax consequences to their partners of the partnership’s ownership and disposition of Class A ordinary shares.

U.S. HOLDERS OF OUR CLASS A ORDINARY SHARES ARE ENCOURAGED TO SEEK ADVICE FROM THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT TAKING INTO ACCOUNT THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION.

U.S. federal income tax consequences of the Reverse Stock Split

The Company expects that the Reverse Stock Split will qualify as a recapitalization under Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended (the “Code”). A U.S. Holder that exchanges Class A ordinary shares solely for Consolidated Shares should recognize no gain or loss for federal income tax purposes, except with respect to any cash received in lieu of a fractional Consolidated Share. The aggregate tax basis of our Consolidated Shares received by a U.S. Holder in the Reverse Stock Split will be equal to the aggregate tax basis of the Class A ordinary shares surrendered in exchange therefor (excluding any portion of such basis allocable to a fractional Consolidated Share). The holding period of our Consolidated Shares received by a U.S. Holder in the Reverse Stock Split will include the holding period of the Class A ordinary shares exchanged therefor. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the Class A ordinary shares surrendered to Consolidated Shares received in a recapitalization pursuant to the Reverse Stock Split.

A U.S. Holder that receives cash in lieu of a fractional Consolidated Share pursuant to the Reverse Stock Split should be treated as having received the fractional Consolidated Share pursuant to the Reverse Stock Split and then as having sold such fractional Consolidated Share for cash and, accordingly, should recognize capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and the portion of such U.S. Holder’s aggregate adjusted tax basis in the surrendered Class A ordinary shares that is allocated to such fractional Consolidated Share. Such capital gain or loss will be long-term capital gain if the surrendered Class A ordinary shares were held for more than one year at the time of the Reverse Stock Split. Long-term capital gains of non-corporate U.S. Holders are generally subject to preferential tax rates. The deductibility of capital losses is subject to limitation.

Information Reporting and Backup Withholding

Payments of cash made in lieu of a fractional Consolidated Share may, under certain circumstances, be reported to the IRS unless the holder is a corporation or otherwise establishes a basis for exemption. Backup withholding tax may apply to amounts subject to reporting. Backup withholding is not an additional tax and amounts withheld will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided the required information is timely furnished to the IRS. U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them in their particular circumstances.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR U.S. HOLDER. EACH U.S. HOLDER OF Class A ordinary shares IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF THE REVERSE STOCK SPLIT IN LIGHT OF SUCH U.S. HOLDER’S OWN CIRCUMSTANCES.

Registered “Book-Entry” Holders of Class A Ordinary Shares

As soon as practicable after the Effective Time, the Company’s transfer agent will send to your registered address a statement of ownership indicating the number of post-Reverse Stock Split Consolidated Shares you hold. If applicable, a check representing a cash payment in lieu of fractional shares will also be mailed to your registered address as soon as practicable after the Effective Time (see “— Fractional Shares”).

Beneficial Holders of Class A Ordinary Shares

Upon the implementation of the Reverse Stock Split, we intend to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Stock Split for their beneficial holders holding our Class A ordinary shares in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Stock Split and making payment for fractional shares. Shareholders who hold Class A ordinary shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Certain Risk Factors Associated with the Reverse Stock Split

The Reverse Stock Split may negatively impact the market for our Class A ordinary shares.

Factors such as our financial results, market conditions and the market perception of our business may adversely affect the market price of our Class A ordinary shares. As a result, there can be no assurance that the total market capitalization of our Class A ordinary shares after the proposed Reverse Stock Split will be equal to or greater than the total market capitalization before the proposed Reverse Stock Split or that the per share market price of our Class A ordinary shares following the Reverse Stock Split will increase in proportion to the reduction in the number of Class A ordinary shares outstanding before the Reverse Stock Split. A decline in the market price of our Class A ordinary shares after the Reverse Stock Split may result in a greater percentage decline than would occur in the absence of the Reverse Stock Split, and the liquidity of our Class A ordinary shares could be adversely affected following the Reverse Stock Split.

The Reverse Stock Split may result in some shareholders owning “odd lots” of less than 100 Class A ordinary shares on a post-Reverse Stock Split basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

Vote Required for Approval

The affirmative “FOR” vote from a majority of the votes cast at the Extraordinary General Meeting is required to approve the Reverse Stock Split Proposal.

The Board Recommends a Vote “FOR” the Reverse Stock Split Proposal.

Share Increase Proposal

Upon implementation of the Reverse Stock Split, the Company’s authorized share capital will be US$325,500 divided into 110,000,000 Class A ordinary shares of a par value of US$0.002 each, 2,500,000 Class B ordinary shares of a par value of US$0.002 each, 50,000,000 Class C ordinary shares of a par value of US$0.002 each and 250,000 preference shares of a par value of US$0.002 each.

It is proposed, as an ordinary resolution, that, immediately following implementation of the Reverse Stock Split becoming effective, the authorized share capital of the Company be increased to US$435,500 divided into 165,000,000 Class A ordinary shares of a par value of US$0.002 each, 2,500,000 Class B ordinary shares of a par value of US$0.002 each, 50,000,000 Class C ordinary shares of a par value of US$0.002 each and 250,000 preference shares of a par value of US$0.002 each (the “Share Increase”), effective upon further approval by the Board to implement the Share Increase at its discretion (the “Share Increase Proposal”). Shareholder approval of the Share Increase Proposal is conditioned upon shareholder approval and implementation of the Reverse Stock Split Proposal. In other words, if the Company’s shareholders do not approve the Reverse Stock Split Proposal, the Share Increase Proposal will not be approved. The Share Increase would increase the number of authorized Class A ordinary shares from 110,000,000 to 165,000,000 and, assuming the Reverse Stock Split was implemented on January 12, 2023, would increase the number of Class A ordinary shares unissued, unreserved and available for future issuance from 58,422,591 to 108,422,591.

Purpose of Share Increase Proposal

Our Board believes it is in the best interests of the Company, upon implementation of the Reverse Stock Split, to increase the authorized number of shares in order to have additional shares available for issuance as our Board deems appropriate or necessary. Under the laws of the Cayman Islands, the Reverse Stock Split will consolidate all of the Company’s shares (both issued and unissued) by a factor of 20. As such, the primary purpose of the Share Increase Proposal is to provide the Company with greater flexibility with respect to managing its share capital in connection with such corporate purposes as may, from time to time, be considered advisable by our Board. These corporate purposes could include, without limitation, financing activities, public or private offerings, share dividends or capitalizations, conversions of convertible securities, issuance of options and other equity awards pursuant to our incentive plans and establishing strategic relationships and completing strategic initiatives. Having an increased number of authorized but unissued shares would allow us to take prompt action with respect to corporate opportunities that develop, without the delay and expense of convening a special meeting of shareholders for the purpose of approving an increase in our authorized share capital. Our Board will determine whether, when and on what terms the issuance of shares may be warranted in connection with any of the foregoing purposes.

Vote Required for Approval

The affirmative “FOR” vote from a majority of the votes cast at the Extraordinary General Meeting is required to approve the Share Increase Proposal; provided, however, that shareholder approval of the Share Increase Proposal is conditioned upon shareholder approval and implementation of the Reverse Stock Split Proposal.

The Board Recommends a Vote “FOR” the Share Increase Proposal.

OTHER MATTERS

Our Board is currently unaware of any other matters, other than those referred to in this Proxy Statement, to come before the Extraordinary General Meeting. Each Class A ordinary share represented by a properly executed proxy which is returned and not revoked will be voted in accordance with the proxyholder’s best judgement as to any other business as may properly come before the Extraordinary General Meeting.

ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our Annual Report on Form 20-F filed with the SEC on May 5, 2022, our Report of Foreign Private Issuer on Form 6-K filed with the SEC on June 9, 2022, and other filings with the SEC are available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the Company’s investor relations website at https://investors.cazoo.co.uk/. Information contained on our website is not incorporated by reference into this Proxy Statement, and you should not consider information contained on that website to be part of this Proxy Statement.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.